Hamilton National Income Trust, Inc.

c/o The Lightstone Group

1985 Cedar Bridge Avenue, Suite 1

Lakewood, NJ 08701

February 9, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F St, N.E.

Washington, DC 20549

Attention: Sara von Althann, Attorney-Advisor

Re:	Hamilton National Income Trust, Inc.

Offering Statement on Form 1-A

Filed December 21, 2015

File No. 024-10508

Dear Ms. von Althann:

Hamilton National Income Trust, Inc. (the “Company”), is hereby responding to the letter, dated January 21, 2016 (the “Comment Letter”), from Tom Kluck, Legal Branch Chief, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Offering Statement on Form 1-A (the “Offering Statement”), filed with the Commission on December 21, 2015 (the “Offering Statement”). In response to the Comment Letter and to update certain information in the Offering Statement, the Company is today filing Amendment No. 1 to the Offering Statement (the “Amended Offering Statement”).

For ease of reference, set forth below are the comments of the Staff with respect to the Offering Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Amended Offering Statement unless defined herein.

Cover Page

1.	We note your disclosure stating that, until the minimum threshold is met, investor funds will be kept in a “segregated account.” Please revise your disclosure to clarify whether the funds will be kept in an escrow, trust or similar account, or if you have not made any of these arrangements, to state this fact and describe the effect on investors. Please refer to Item 501(b)(8) of Regulation S-K.

Additional disclosure has been added in the Amended Offering Statement in response to this Comment.

Securities and Exchange Commission

Summary

Distribution Support Commitment, page 12

2.	We note your disclosure throughout the offering circular that you have entered into a distribution support commitment with SAYT Master Holdco LLC to purchase common shares up to $15,000,000 to pay quarterly distributions at the annual rate of 6% during the distribution support period. Please explain to us how you determined it would be appropriate to include an estimated future distribution based on this arrangement and given that you currently have minimal assets and no operating history. Alternatively, please revise your disclosure to remove the estimated distribution of 6%.

In response to the Staff’s comment, the Company respectfully submits that it believes that an estimated distribution of at least 6% during the distribution support commitment period is appropriate. The Company notes that the estimated 6% return is significantly lower than the 15% estimated return in the recently qualified offering statement of Fundrise Real Estate Investment Trust, LLC (“Fundrise”) while the distribution support commitment from SAYT is approximately 15 times greater than the Fundrise commitment. In addition, the Fundrise commitment was expected to terminate after the first quarterly distribution while SAYT’s commitment is not expected to terminate until after the 20th quarterly distribution.

The Company also believes that the 6% estimated return is significantly less that the historical yields on the type of assets the Company expects to originate and acquire. In addition, because the Company is not engaging an underwriter with a firm commitment to purchase shares or otherwise utilizing the services of a broker-dealer in connection with the offering and because SAYT is absorbing all of the Company’s organization and offering expenses, a greater percentage of the Company’s investment returns will be available for distribution to investors. Further, the Company believes that the best-efforts nature of the offering makes it unlikely that the Company will have $50 million worth of Common Shares outstanding until approximately 12 to 18 months after the launch of the offering. Accordingly, as a result of the foregoing, the Company believes that the distribution support commitment amount will more than adequately support any shortfalls that may occur within the expected five-year distribution support period.

The Company further believes that it will be able to deploy proceeds from the offering quickly and efficiently because it intends to invest in assets owned by affiliates of the sponsor, so the Company may acquire income-producing assets promptly following the receipt of the offering proceeds without prolonged diligence, closing periods or other delays.

Securities and Exchange Commission

3.	Please provide additional context regarding the distribution support period by stating the earliest date on which the agreement may terminate, assuming the distribution support agreement fully funds distributions to shareholders and the maximum offering amount is sold.

Additional disclosure has been added in the Amended Offering Statement in response to this Comment.

4.	Please include a risk factor in your amended filing that discusses how any adverse changes in SAYT Master Holdco LLC’s financial health could impact their ability to fund the distribution support agreement, which could adversely impact your operating performance and the return on a shareholder’s investment.

The requested risk factor has been added in the Amended Offering Statement in response to this Comment.

Valuation Policies, page 13

5.	Please provide us, on a supplemental basis, with your template for future NAV disclosures.

Please see Appendix A for the template the Company expects to use for future NAV disclosures.

Plan of Distribution, page 147

6.	We note your response to comment 7 of our letter. Please advise us whether any of the persons participating in the offering or assisting with offering communications are associated persons of a broker or dealer, as defined in Rule 3a4-1.

No employee of the sponsor or any of its affiliates that is participating in the offering or assisting with offering communications is an associated person of a broker or dealer, as defined in Rule 3a4-1. To the Company’s knowledge, no employee of any third party that is participating in the offering or assisting with offering communications is an associated person of a broker or dealer, as defined in Rule 3a4-1.

Securities and Exchange Commission

7.	We note that the minimum threshold for this offering is $2,000,000. With a view to disclosure, please advise us whether your sponsor, your advisor, their respective affiliates (including SAYT Master Holdco LLC), your directors and officers, and the officers and employees of your sponsor and your advisor and their respective affiliates may purchase shares in the offering. Additionally, please advise us whether such persons may purchase in order to meet the minimum offering threshold, and if so, disclose the maximum amount of the possible purchases and that any such purchases will be for investment and not resale. Refer to Release No. 33-6455, Question 79 (Mar. 3, 1983).

The Company’s sponsor, advisor, their respective affiliates (including SAYT Master Holdco LLC), our directors and officers, and the officers and employees of our sponsor and our advisor and their respective affiliates will be permitted to purchase Common Shares, and may do so for the purpose of permitting the Company to meet the minimum offering threshold. The Amended Offering Statement now includes disclosure relating to these purchases. Please note that the Company has not specifically limited the amount of these purchases.

Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-6 3.

8.	Please confirm for us your fiscal year end.

The Company confirms that its fiscal year end is December 31.

*                                     *                                     *

Please contact our counsel, Jack Hogoboom of Lowenstein Sandler LLP, at (973) 597-2382 or the undersigned at (732) 987-8678 with any questions regarding the contents of this letter or the Amended Offering Statement.

Very truly yours,

/s/ Joseph E. Teichman

Joseph E. Teichman
General Counsel and Secretary

cc:	John D. Hogoboom
Jonathan Rabinow

Appendix A

HAMILTON NATIONAL INCOME TRUST, INC.

SUPPLEMENT NO. __ DATED _________, 20__

TO THE OFFERING CIRCULAR DATED _________, 20__

This supplement No. __ is part of the offering circular of Hamilton National Income Trust, Inc. and should be read in conjunction with the offering circular. Terms used in this supplement No. __ and not otherwise defined herein have the same meanings as set forth in our offering circular and any supplements thereto. The purpose of this supplement is to disclose:

•	our semi-annual net asset value (“NAV”) per common share;

•	the components of NAV as of _________, 20__;

•	[the status of our share redemption plan;]* and

•	[our historical share pricing information.]*

*as applicable

Semi-Annual Pricing Supplement

As of _________, 20__, our NAV per common share is $_____. This NAV per common share shall be effective through _________, 20__, unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

STATEMENTS OF NET ASSET VALUE (UNAUDITED)

(In thousands, except per share numbers)	As of June 30, 2017	As of December 31, 2016
ASSETS:
Cash and cash equivalents	$	$
Loans receivable, at fair value
Investments in debt securities, at fair value
Preferred investments, at fair value
Interest and dividends receivable
Prepaid expenses and other assets
Total assets

LIABILITIES:
Accounts payable and accrued expenses
Accrued interest payable
Distributions payable
Loans payable, at fair value
Other liabilities
Total liabilities
NET ASSET VALUE	$	$
Divided by: Number of Common Shares Outstanding
NET ASSET VALUE PER COMMON SHARE	$	$

Securities and Exchange Commission

As described in “Description of Shares – Valuation Policies” of our offering circular, at the end of each semi-annual period, beginning December 31, 2016, our advisor will calculate our NAV per share using a process that reflects (1) estimated values of each of our real estate-related assets, including related liabilities provided periodically by our independent valuation expert in individual appraisal reports of the underlying real estate, as they may be updated upon certain material events described below, (2) semi-annual updates in the price of liquid assets for which third party market quotes are available, (3) accruals of our quarterly or other periodic distributions, and (4) estimates of semi-annual accruals, on a net basis, of our operating revenues, expenses and fees. The independent valuation expert will not be responsible for, or prepare, our semi-annual NAV per share. Our advisor will determine our NAV per share by dividing our NAV for such semi-annual period by the number of our Common Shares outstanding as of the end of such semi-annual period, prior to giving effect to any share repurchases to be effected for such semi-annual period.

The calculation of our NAV per common share is based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. Our published NAV per common share may not reflect the precise amount that might be paid for your shares in a market transaction. Purchases and repurchases of shares of our common stock will be made based on the then-current NAV per common share.

If a material event occurs between scheduled semi-annual valuations that our advisor believes may materially affect the value of any of our real estate-related assets and investments, including related liabilities, our advisor will inform the independent valuation expert so that, if appropriate, the independent valuation expert can adjust the most recent valuations provided in the applicable appraisal report, if any, to account for the estimated impact. Furthermore, we will then disclose the updated price and the reason for the change in an offering circular supplement and on our website as promptly as reasonably practicable.

[Share Redemption Plan Status

During the semi-annual period ended _________, 20__, ____ common shares were redeemed pursuant to our share redemption plan.]*

[Historical Share Pricing Information ]*

Below is the semi-annual NAV per common share, as determined in accordance with our valuation policies, for each semi-annual period from ______, 20__ to _________, 20__

Date	NAV per share
_________, 20___	$	___
_________, 20___	$	___
_________, 20___	$	___
_________, 20___	$	___
_________, 20___	$	___

*as applicable

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